EXHIBIT 99.8

CONTACT:    ROBERT S. VOLLAND
            AIR & WATER TECHNOLOGIES CORPORATION
            (908) 685-4600

                                             FOR IMMEDIATE RELEASE


              AIR & WATER TECHNOLOGIES CORPORATION
              REPORTS COMPLETION OF RIGHTS OFFERING

BRANCHBURG, NEW JERSEY, MARCH 5, 1998 - Air & Water Technologies Corporation (AMEX: AWT) announced today the results of the rights offering which expired Wednesday, March 4, 1998 at 5:00 PM EST. According to First Chicago Trust Company of New York, the Subscription and Information Agent for the rights offering, 99,840,632 rights were exercised to purchase AWT's Class A Common Stock. Shareholders outside of Compagnie Generale des Eaux exercised 13,157,816 rights. CGE's beneficial ownership will increase from 72.2% to 83% as CGE exercised 86,682,816 rights and is expected to purchase an additional 19,031,470 shares of Class A Common Stock pursuant to an agreement to subscribe for shares relating to rights which were unexercised by public shareholders.

Thierry Mallet, President and CEO of AWT, commented that "Our shareholders have expressed confidence in our strategy and management. We must now return this vote of confidence by meeting their expectations".

The Company is expected to receive an aggregate of approximately $208 million in gross proceeds from the rights offering. To date, the Company has used approximately $151.7 million of the gross proceeds received to repay outstanding indebtedness. The Company will use approximately $33.3 million of the additional gross proceeds to be received from the rights offering to repay existing indebtedness and will use the remaining approximately $23 million of gross proceeds for general corporate purposes.

Approximately 3,949,187 three year transferrable warrants to purchase Class A Common Stock at $2.50 per share will be included with the new shares issued to shareholders outside of CGE. AWT is in discussion with the American Stock Exchange to determine whether these warrants may be listed on the exchange. However, no assurance can be given at this time that the warrants will be approved for listing.

The expiration of the rights offering completes the final stage of the recapitalization plan adopted by Air & Water Technologies Corporation in September 1997. The recapitalization included (i) the exchange on January 28, 1998 by CGE of $60 million of the Company's Series A Preferred Stock for 34,285,714 shares of Class A Common Stock, (ii) the amendment, as of February 23, 1998, of the indenture governing the Company's 8% Convertible Subordinated Debentures due 2015 to permit CGE to acquire beneficial ownership of more than 75% of the voting power of AWT without triggering a change of control under the indenture and (iii) the rights offering.

Through its subsidiaries Air & Water Technologies Corporation provides a comprehensive range of services and technologies for the operation, maintenance and management of water and wastewater systems; engineering design and construction of water and wastewater facilities and the remediation of contaminated soil.